Exhibit 6.13

ADVISORY AGREEMENT

This Agreement (“Agreement”) is made and entered into as of March 7, 2021 (the “Effective Date”) by and between: TVPage, Inc., a company incorporated under the laws of the State of California, having its principal place of business at 6827 Nancy Ridge Drive, San Diego, CA 92121, USA, email: acaidar@tvpage.com (“Company”) and Fundem Capital Ltd. of 120 Ygal Alon St. Tel Aviv, Israel, email: adi.mimran@gmail.com (“Advisor”) (collectively, the “Parties”).

Whereas, The Company desires to generate deals and raise capital by the sale of its securities to third party Investors, and Advisor represents to the Company that he has the experience, know-how, willingness, ability and pre-requisite connections and contacts with potential Investors for the Company, so to provide the services subject matter hereof; and

Whereas, based on the foregoing, the Company desires to retain the Services (as defined below) of the Advisor for this purpose, on a non-exclusive basis, and Company has agreed to grant the Advisor with certain rights in introducing the Company to potential Investors, all subject to the terms and conditions set forth below.

Now Therefore, in consideration of the mutual representations, covenants and agreements set forth herein, the Parties agree as follows:

1.          The Engagement. During the Term (defined below), Advisor shall have the non-exclusive right to enter into discussions with Approved Potential Investors (defined below) and other parties in connection with the Company’s financial planning and strategies, including investment rounds, mergers and acquisitions and IPOs or any other form of financing including SPAC merger, before or after the IPO, and shall actively and assertively assist the Company in promoting the negotiations with the Approved Potential Investors and all others, as shall be requested by the Company from time to time (the “Services”). For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, the Advisor has no authority to make any agreement or incur any liability or obligation in the name of or on behalf of the Company or to submit or accept on behalf of the Company any proposal, contract, offer or order or to bind the Company in any other manner whatsoever. Furthermore, the Advisor will not make any representations or warranties on behalf of the Company.

2.          Approved Potential Investors. Table A attached hereto lists the approved potential investors as of the date hereof – (an “Approved Potential Investor”). The parties may amend this in writing in the future from time to time. Advisor hereby agrees and acknowledges that it shall only be entitled to the Fee (defined below) with respect to transactions defined, and subject to the conditions listed, below. Any sending of company materials to anyone shall require Company’s prior approval in writing.

It is hereby clarified that nothing herein will obligate the Company to enter into any transaction proposed by the Advisor and the Company will have the sole and absolute discretion to enter into or refrain from entering into any agreement or transaction, regardless of the terms proposed. Furthermore, the Company may refuse to discuss or negotiate an agreement or transaction for any reason whatsoever or for no reason and may terminate negotiations with any party at any time at its sole and absolute discretion.

3.          Confidentiality. All information disclosed by the Company to Advisor prior to or during the Term of this Agreement (including this Agreement), whether in writing, orally or in any other form, which is not in the public domain (“Confidential Information”), shall be held by Advisor in absolute confidence, and Advisor shall take all reasonable and necessary safeguards (affording the Confidential Information at least the same level of protection that he affords his own information of similar importance and as such information is customarily protected) to prevent the disclosure of such Confidential Information to third parties. Release of such Confidential Information by Advisor to third parties shall be subject, in each case, to the Company’s prior written approval, except for the purpose of provision of Services, as shall be agreed upon by the parties, and in any event, such release by Advisor shall be solely in the scope of providing the Services and whilst maintaining the Company’s best interest. The provisions of this paragraph shall survive termination or expiration of this Agreement, for any reason whatsoever. In the event of a breach of any of the provisions of this Section 3, Advisor agrees that there may be no adequate remedy at law, and accordingly the Company, in addition to any other available legal or equitable remedies, is entitled to seek injunctive relief against such breach.

4.
Warranties. Advisor hereby represents, warrants and declares that: (i) he has the requisite professional knowledge, industry connections, know-how, expertise, skills, talent and experience to perform the Services in a professional and efficient manner; (ii) he has the power and authority to enter into this Agreement, and does not have currently and will not have during the Term any restrictions, limitations, contractual or statutory obligations or restrictions or any other factor whatsoever which prevent or restrict or are likely to prevent or restrict Advisor from fulfilling all his obligations under this Agreement; (iii) he will perform the Services in compliance with applicable law and according to accepted industry standards; and (iv) the execution and delivery of this Agreement and the fulfillment of the terms hereof are not and will not: (a) constitute a default under or conflict with any agreement or other instrument to which Advisor is a party or by which Advisor is bound, including without limitation, any confidentiality or non-competition agreement; or (b) require the consent of any person or entity. Advisor will not utilize, during the Term or anytime thereafter, any Confidential Information or any proprietary information of any of Company’s current or previous employers or contractors.

5.
Fee. In consideration for Services rendered by Advisor hereunder, Advisor shall receive options to purchase 500,000 shares in the Company per the Company’s Stock Option Plan, fully vested upon grant, at such exercise price and other terms determined by the board of directors of the Company.

In addition, Advisor shall receive the following compensation in the event of the consummation of one of the following events:

(i)          a binding and enforceable equity investment (including a convertible loan) agreement by and between the Company and an Approved Potential Investor entered into during the Term (“Equity Investment”); or

(ii)          the sale of all or substantially all of the share or assets of the Company to an Approved Potential Investor during the Term (“Corporate Transaction”),

(iii)          an initial public offering on the Tel Aviv Stock Exchange during the Term whereby the pre-money valuation is at least one hundred and twenty million (120M) NIS and the total amount raised is at least thirty five million (35M) NIS (“Qualified TASE IPO”); or

(iv)          a SPAC merger during the Term or within nine (9) months thereafter in which the Company raises at least thirty million (30M) USD (“Qualified SPAC Merger”);

per any introduction made directly by the Advisor, then Advisor will be entitled to a fee (the “Fee”) equal to:

(a)          in the case of an Equity Investment: (i) five percent (5%) in cash + VAT of the investment amount (or amount of convertible loan) actually received by the Company from the Approved Potential Investors pursuant to a Qualified Transaction, and (ii) five percent (5%) in options, of the number of shares sold and issued, or promised and reserved, following any investment or convertible loan given to the company from an Approved Potential Investor in a Qualified Transaction, which options shall be to purchase the same class of shares issued to the Approved Potential Investors participating in the Qualified Transactions, exercisable for a period starting on the closing of the applicable Qualified Transaction and ending on the earlier of (i) the closing of the Initial Public Offering of the Company,

(ii) the closing of a transaction in which all or substantially all of the Company’s share or assets are sold, or (iii) 3 years from the closing of the Qualified Transaction, at the price per share of the Qualified Transaction;

(b)          in the case of a Corporate Transaction: two and half percent (2.5%) in cash + VAT of the total amount actually received by the Company and/or shareholders from said Corporate Transaction, on the first $25M, and five percent (5%) in cash + VAT of the total amount actually received by the Company and/or shareholders from said Corporate Transaction above $25M;

(c)          in the case of a Qualified TASE IPO: an additional 500,000 shares in the Company per the Company’s Stock Option Plan, fully vested upon grant, at such exercise price and other terms determined by the board of directors of the Company;

(d)	in case of a Qualified SPAC Merger: Two percent (2%) of the total amount raised by the Company

+ VAT.

For avoidance of doubt and notwithstanding anything to the contrary in this Agreement, the Fee constitutes the entire consideration to which Advisor will be entitled in consideration for the Services, and includes full compensation and reimbursement for all obligations, expenses, charges and costs of whatever nature incurred and/or to be incurred by the Advisor. Advisor will not be entitled to any additional fee, whether in cash, in securities or in any other form, for any activity or additional subsequent or future transaction whatsoever, including without limitation any additional investment in the Company by any Approved Potential Investor.

The Fee shall become due and payable (and the options to be granted, as applicable) by Company within thirty (30) days following the actual receipt by the Company of the funds that serve as a basis for the Fee, and following the submission of an adequate tax invoice by the Advisor as shall be required by the Company. Advisor shall not be entitled to any reimbursement of expenses in connection with the discharge of his responsibilities hereunder.

In the event the Company has signed a term sheet and is in active negotiations towards closing any one of the transactions listed in (i)-(iv) above at the time of the end of the Term, or in the case of the item (iv) above, nine months thereafter, said period shall in each case be extended by an additional ninety (90) days for the purposes of this section 5.

In addition, the Company shall pay Advisor, for a period of two (2) years from the date a subscription agreement is signed (during the term hereof) with any potential client listed on Table B attached hereto (“Prospect”) that is introduced to the Company by Advisor, a fee equal to ten percent (10%) of any revenue received by the Company from said Prospect for the first year and a fee equal to five percent (5%) of any revenue received by the Company from said Prospect in the second year. The parties may from time add to Table B additional Prospects by written mutual consent.

6.          Currency; Taxes. The payment of Fee to Advisor shall be in New Israeli Shekels in accordance with the last known representative rate of exchange of the US Dollar as published by the Bank of Israel on the date of payment. The Fee is calculated as a gross value and any applicable taxes levied against or upon the Services provided hereunder, or arising out of this Agreement, including but not limited to taxes based on Advisor's income and any other taxes according to applicable law, shall be the sole responsibility of Advisor. Advisor shall bear any and all taxes on the Fee and is responsible for their payment to the relevant governmental authorities.

7.          Term and Termination. This Agreement shall commence on the Effective Date and shall remain in force for a period of six (6) months thereafter (“Term”), provided, however, that the Company or Advisor may terminate this Agreement at will, at any time, by giving a thirty (30) day written notice to the other party, to this effect. Either Party may terminate this Agreement, for cause, at any time if the other Party is in material default with respect to any provision of this Agreement and such failure or default continues un-remedied for a period of fourteen (14) days after receipt of written notice. Upon the earlier of expiration or termination of this Agreement for any reason, Advisor shall promptly return to the Company all Confidential Information and/or any such tangible property representing the Confidential Information and all copies thereof. The provisions of Sections: 3, 4, 5, and 8 shall survive termination of this Agreement for 12 months.

8.	Miscellaneous.

8.1
Notices. All notices and other communications shall be delivered or sent by e-mail, fax, or certified or registered mail, to the address mentioned above, or to such other address as shall have been furnished by the Parties. Any notice required under this Agreement shall be deemed given:

(i)          upon receipt, when delivered personally; (ii) two (2) business days after having been sent by email (with electronic confirmation of transmission); (iii) by facsimile, upon receipt of facsimile confirmation; and (iv) four (4) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, if sent by standard first class (or local equivalent) mail.

8.2
Relationship. This Agreement does not create and shall not be construed as creating an employer-employee relationship between the Company and Advisor, nor any agency, joint venture or partnership. Advisor hereby represents that: (i) he is acting solely as an independent contractor of the Company, and nothing in this Agreement will be deemed to create any partnership, joint venture, employment relationship, franchise or agency or any other similar relationship between the Parties; (ii) the Company has no obligation to Advisor under any law regarding employee or other liability; and (iii) the total commitment liability of the Company in connection to this Agreement is the Fee described in Section 5 hereinabove. Advisor acknowledges that he shall not receive nor be entitled to overtime pay, insurance, paid vacation, severance payments or similar fringe or employment benefits of any kind from the Company.

8.3
Governing Law & Jurisdiction. This agreement shall be governed by and construed in accordance with the laws of the state of Israel without regard to its conflicts of law rules. The competent courts residing in Tel-Aviv shall have sole and exclusive jurisdiction and venue over any dispute related to this Agreement and both Parties hereby consent to such jurisdiction and venue.

8.4
Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable by a court of competent jurisdiction, then the remaining provisions will nevertheless remain in full force and effect. The Parties agree to re-negotiate in good faith any term held invalid, illegal or unenforceable and to be bound by the mutually agreed substitute provision.

8.5
Waiver and Amendment. The failure of either Party to enforce any rights granted hereunder or to take action against the other Party in the event of any breach hereunder shall not be deemed a waiver by that Party as to subsequent enforcement of rights or subsequent actions in the event of future breaches. No amendment or modification of this agreement shall be valid unless evidenced in writing signed by both Parties.

8.6
Assignment. Advisor shall not assign any of his rights and obligations hereunder to any third party except with Company’s prior written consent. Company shall assign, if needed, this Agreement to any parent or subsidiary company that may become the public company in case of an IPO or SPAC merger.

8.7
Counterparts. This Agreement may be executed in two or more counterparts, which may be faxed counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which when taken together shall constitute one and same instrument.

8.8
Entire Agreement. This Agreement shall constitute the full and entire agreement, covenants, promises and understandings between the Parties hereto with respect to the subject matter hereof, and supersedes any and all prior agreements, understandings, promises and representations made by the Parties, whether written or oral, concerning the subject matter hereof. Without limitation, this Agreement fully replaces, and renders void, a certain agreement dated October 24, 2019 between the Company and Adi Mimran (“Prior Agreement”), and both parties hereby confirm that no fees or obligations are or shall ever be owed under the Prior Agreement.

IN WITNESS WHEREOF, the Parties have entered into this Agreement, effective as of the Effective Date.

TVPAGE, INC. BY: Allon Caidar Signature: /s/ Allon Caidar	Fundem Capital Ltd. BY: Adi Mimran Signature: /s/ Adi Mimran

TABLE A to Fundem Capital Advisory Agreement
Approved Investors	Added to Table	Notes

Approved and Updated by:
TVPage, Inc.	Fundem Capital

Signature	Signature
5/4/2021	5/4/2021
Date	Date

AMENDMENT TO ADVISORY AGREEMENT

This Amendment is made and entered into as of September 10, 2021, by and between TVPage, Inc. (“Company”) and Fundem Capital Ltd. (“Advisor”), Adi Mimran, in his individual capacity and Shlomit Penn, in her individual capacity.

The Company and Advisor agree to clarify and amend a certain Advisory Agreement (the “Agreement”) dated March 7, 2021 between the Company and Advisor hereto (of which this Amendment forms an integral part), as follows:

The Agreement provides for a grant of up to 1,000,000 options, with 500,000 vested on the date of the Agreement and 500,000 subject to a Qualified TASE IPO (as defined in the Agreement). The exercise price of the options shall be $0.0156 per share.

Under the terms of the Company’s Stock Option Plan, the Company is only authorized to grant stock options to an individual, and therefore cannot grant options to Fundem Capital Ltd. All references in the Agreement to the Advisor, Fundem Capital Ltd, receiving shares in the Company’s Stock Option Plan, shall therefore be split in equal shares among the two managing partners, Adi Mimran and Shlomit Penn (who together equally hold 100% ownership in Advisor), in their respective individual capacities.

All other provisions of the Agreement not changed by this Amendment shall remain in full force and effect.

Confirmed and Agreed to by:

TVPage, Inc. /s/ Allon Caidar By: Allon Caidar Title: CEO /s/ Adi Mimran By: Adi Mimran, Individually	Fundem Capital, Ltd. /s/ Adi Mimran By: Adi Mimran Title: Managing Partner /s/ Shlomit Penn By: Shlomit Penn, Individually